Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

October 7, 2021

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-11381)

To Whom It May Concern:

Pursuant to Rule 259(a) of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, LUX FLOORING INC. (the “Company”), respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-11381; Accession Number: 0001104659-20-134123) publicly filed with the Securities and Exchange Commission (the “Commission”) on December 10, 2020, together with all amendments and exhibits thereto, and the related DOS (File No. 367-00265; Accession Number: 0001104659-20-110524) publicly filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2020 (collectively, the “Offering Statement”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has decided not to proceed with the offering of its securities at this time. In accordance with the requirements of Rule 259(a), the Company hereby confirms that none of the securities that are the subject of the Offering Statement have been sold. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Benjamin Weinstein

Benjamin Weinstein

President

LUX FLOORING INC.